FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc (the "Company")

Sir Andrew Witty to retire from GSK in March 2017

In the publication of its 2015 Annual Report to shareholders, GSK plc today announced that Sir Andrew Witty, CEO, has indicated to the Board his intention to retire from the company in early 2017. The Board has agreed that he will retire on 31st March 2017. The Board will now conduct a formal search for a successor and will consider internal and external candidates for the role.

Philip Hampton, Chairman, said: "Andrew's retirement next year will represent the culmination of 32 years of service and leadership to GSK and the industry. We will thank Andrew more formally for his tremendous dedication and contribution next year. In the meantime, we will now start a formal process to appoint his successor, whilst also ensuring the Group remains focussed on execution of its strategy to drive growth and performance."

Sir Andrew Witty, CEO said: "GSK is a very special company with an inspiring mission and many dedicated people. By next year, I will have been CEO for nearly ten years and I believe this will be the right time for a new leader to take over. In making this decision it has been important to me that the Board have the time to conduct a full and proper process and that we sustain the momentum of our current business performance, capitalising on the very significant progress we made last year to strengthen the Group. By doing so we will strongly position GSK to achieve the medium-term outlook set out to investors last year and deliver a return to core earnings growth in 2016."

V A Whyte
Company Secretary

17 March 2016

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Jenni Ligday	+1 202 715 1049	(Washington, DC)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)]

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2014.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 17, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc